EXHIBIT 99.40
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[LOGO - VERMILION ENERGY TRUST]



                                  PRESS RELEASE
                        VERMILION ENERGY TRUST ANNOUNCES
               THIRD QUARTER RELEASE DATE/CONFERENCE CALL DETAILS
                                NOVEMBER 5, 2003


Vermilion Energy Trust (the "Trust") (VET.UN - TSX) would like to advise that its third quarter report will be released prior to opening of markets on Monday, November 10th, 2003.

Vermilion will discuss these results in a conference call to be held on Wednesday, November 12, 2003. The conference call will begin at 10:00 a.m. EST (8:00 a.m. MST). To participate, you may call toll free 1-800-814-3911 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21021476 followed by the pound "#" key. The replay will be available until midnight eastern time on November 19, 2003.

The Trust is an international energy trust that benefits from geographically diverse production. While 73% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high-value, light oil in France. The Trust also holds a 72.2% interest in Aventura Energy Inc. a Trinidad based operation. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com